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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No.  )(1)

                         PARKVALE FINANCIAL CORPORATION
            -------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $1.00 Par Value
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  701492 10 0
            -------------------------------------------------------
                                 (CUSIP Number)

                               February 25, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP NO. 701492 10 0                 13G            Page    2   of   4   Pages
                                                          --------  -------

1)     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                            Robert J. McCarthy, Jr.

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  (   )
                                                                      (b)  (   )

(3)     SEC USE ONLY

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States

NUMBER OF SHARES         (5)     SOLE VOTING POWER                    132,595
  BENEFICIALLY
 OWNED BY EACH           (6)     SHARED VOTING POWER                  171,765
   REPORTING
  PERSON WITH            (7)     SOLE DISPOSITIVE POWER                  -0-

                         (8)     SHARED DISPOSITIVE POWER             171,765

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      389,262

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           ( X )

(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        6.64%

(12)    TYPE OF REPORTING PERSON*
                                                                           IN

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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:          Parkvale Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                                  4220 William Penn Highway
                                                  Monroeville, PA 15146

Item 2(a)   Name of Person Filing:   Robert J. McCarthy, Jr.,
                                     Director, President and
                                     Chief Executive Officer of Issuer

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 Parkvale Financial Corporation
                                                 4220 William Penn Highway
                                                 Monroeville, PA 15146

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock,
                                                  par value $1.00 per share.

Item 2(e)   CUSIP Number:                         701492100

Item 3   This statement is filed pursuant to Rule 13d-1(c).


Item 4   Ownership
         (a) Robert J. McCarthy, Jr. (the "Reporting Person") beneficially owns 389,262 shares of the Common Stock, par value $1.00, of Parkvale Financial Corporation (the "Issuer").

         (b) The 389,262 shares held by the Reporting Person represents approximately 6.64% of the class.

         (c)   Number of shares as to which person has:

               (i)    Sole power to vote or to direct the vote        132,595

               (ii)   Shared power to vote or to direct the vote      171,765

               (iii)  Sole power to dispose or to direct the
                      disposition of                                    -0-

               (iv)   Shared power to dispose or to direct the
                      disposition of                                  171,765

                      * Excludes the unvested options Mr. McCarthy was awarded on December 16, 1999, which are not exercisable within 60 days. The 132,595 shares as to which the Reporting Person has sole voting power include 70,539 shares that may be received upon exercise of currently exercisable stock options, 48,769 shares allocated under the Issuer's Employee Stock Ownership Plan and 13,287 shares allocated under the Issuer's Supplemental Executive Benefit Plan.

Item 5   Ownership of Five Percent or Less of a Class.
         Not Applicable
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Item 6   Ownership of More than Five Percent on Behalf of Another Person.
         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
         Not Applicable.

Item 8   Identification and Classification of Members of the Group.
         Not Applicable.

Item 9   Notice of Dissolution of Group.
         Not Applicable.

Item 10  Certification

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 10, 2000                                  By:  /s/ Robert J. McCarthy, Jr.
                                                   -----------------------------
                                                   Robert J. McCarthy, Jr.